Exhibit 99.8

FIELD TRIP HEALTH LTD. REPORTS FISCAL FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE ON THE REORGANIZATION OF THE DISCOVERY AND WELLNESS BUSINESSES INTO TWO PUBLICLY TRADED COMPANIES

●	Completed strategic review and announced intention to separate the Field Trip Discovery and Field Trip Health divisions into two independent public companies.
●	Earned patient services revenues of $1.7 million in fiscal fourth quarter, an increase of 26.7% over the prior quarter and 228% year over year. Full year patient services revenue was $4.9 million, up from $0.96 million in the same period of the prior year.
●	At March 31, 2022, Field Trip had approximately $63.7 million in unrestricted cash and cash equivalents.
●	On April 5, 2022, granted U.S Patent for the first novel psychedelic molecule in development, molecule FT-104, for exclusive rights for the composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including FT-104 until 2040.
●	In May, 2022, launched Field Trip at Home Powered by Nue Life, an advanced wellness platform for personalized, at-home psychedelic care. The program’s ketamine treatments, interactive companion app, and virtual aftercare programs, provides an alternative to in-clinic care for those seeking treatment, but who are unable to travel to one of Field Trip’s existing locations.

TORONTO, June 29, 2022 – Field Trip Health Ltd. (TSX: FTRP; FTRP.WT; NASDAQ: FTRP) (“Field Trip”), a leader in the development and delivery of psychedelic therapies, reported fiscal fourth quarter and full year 2022 results for the period ended March 31, 2022 and provided a business update. All results are reported under International Financial Reporting Standards (“IFRS”) and in Canadian dollars, unless otherwise specified.

Corporate Reorganization

Post quarter end, Field Trip announced the completion of its previously announced strategic review and the intention to complete a reorganization that will separate the Field Trip Discovery and Field Trip Health Divisions into two independent public companies (the Spinout Transaction).  The reorganization will be completed by way of a Plan of Arrangement (the Arrangement).  Field Trip Discovery will be renamed Reunion Neuroscience Inc. (Reunion) and continue to focus on the research and development of novel psychedelic molecules such as FT-104. Field Trip Health will be renamed Field Trip Health & Wellness Ltd. (Field Trip H&W) and will continue its focus on developing proprietary, competitive and differentiated psychedelic-assisted therapies (PAT) through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders.

Pursuant to the terms of the Arrangement, each share of the Company will be exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W. Following the completion of the Arrangement, Reunion will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange, and Field Trip H&W, subject to exchange approval, will list on the TSX Venture Exchange.

Concurrent with closing of the Arrangement, Field Trip H&W is expected to complete a series of private placement financings (the Concurrent Financing) for gross proceeds of $20.0 million, led by Oasis Management Company and Field Trip.  Following board approval on June 14, 2022, Field Trip announced that it will increase its initial investment from $5.0 million to $9.8 million for a 21.79% equity interest in Field Trip H&W.

On June 27, 2022, the Company announced its shareholders had approved the Arrangement and Concurrent Financing (thereby approving the Spinout Transaction), at a special meeting of shareholders.  In addition, subject to completion of the Arrangement, shareholders approved the Field Trip H&W equity incentive plan and authorized Field Trip H&W to reserve and allot for issuance, and issue, upon the exercise of options, up to 10% of the number of common shares in Field Trip H&W issued and outstanding from time to time, on a non-diluted basis.

On June 29, 2022, the Company received final court approval for the Spinout Transaction by way of the Arrangement.  The closing of the Arrangement remains subject to regulatory approvals, including conditional listing approval by the TSX Venture Exchange. It is expected that the closing of the arrangement will occur on or around August 2022.

The Company’s management team and the Board believe that the separation of the two business divisions will establish two independent, leading businesses in their respective areas in the psychedelics sector and ultimately result in maximized long-term value for the Company’s shareholders.

Joseph del Moral, Field Trip’s Co-founder and CEO, said, “Now that the strategic review has concluded, we are focused on the future for the separate drug development and clinics businesses and allowing them to execute on their respective strategic priorities. We are pleased that we were able to secure the financing to execute on our plan in the current challenging market environment, and we are confident that we are setting the companies up for long-term success and increased shareholder value.”

Key Highlights and Recent Developments

During the fiscal fourth quarter, Field Trip continued to advance its drug discovery work which is focused on the research and development of its novel molecule, FT-104, as well as other molecules under development, specifically the FT-200 series. The Field Trip Health clinics business achieved operational efficiencies and increased customer reach as well as announcing innovative strategic partnerships to offer new psychedelic-assisted treatment options.

Field Trip Discovery

FT-104

Field Trip Discovery is leading the development of the next generation of custom synthetic molecules targeting serotonin 5HT2A receptors. FT-104 is the first drug candidate in development by the Company. FT-104, given the name “Isoprocin Gutarate”, is anticipated to produce a psychedelic trip of about 2-3 hours. The structure of FT-104 is based on classical serotonin 2A psychedelics, like psilocybin, which have been reported to be useful in treating a variety of mood disorders, including depression, anxiety and substance abuse.

FT-104 completed Phase 1 enabling studies in early 2022 and is now entering the clinical stage of development in 2022.  In late 2021, FT Discovery entered an agreement with an Australian Clinical Research Organization (CRO) to perform a Phase 1 trial with the objective to study the safety, tolerability and pharmacokinetics of single, escalating doses of FT-104 in healthy human volunteer participants. Exploratory objectives include characterization of the intensity, duration and subjective feeling of the psychoactive experience produced by the study drug.  The Phase 1 protocol was developed in collaboration with our CRO and our clinical advisory team, was approved by the Human Research Ethics Committee and is being implemented at the clinical trial site where screening and recruitment have begun. Dosing of participants in the study is expected to begin shortly.

On April 5, 2022, the Company was granted a patent for claims related to FT-104. The patent application entitled, “Tryptamine Prodrugs,” grants exclusive rights to Field Trip for the composition of matter, formulations, methods of use and methods of manufacture for a family of hemi-ester compounds of hydroxytryptamines, including Isoprocin.  Patent protection will extend to at least mid-2040.

FT-200 Group

During the quarter, Field Trip continued to progress research and development of its FT-200 molecule group. Research so far is showing that candidates in the FT-200 Group are demonstrating interesting pharmacological differences with classical psychedelics that might make them safer serotonin 2A (5HT-2A or “2A”) agonists with a broader use potential in mental healthcare. The aim of the work is to reduce or eliminate the potential for cardiovascular related harm by decreasing the relative activity at the serotonin 2B (5HT-2B or “2B”) receptor. Early stage candidates are under continued investigations.

Dr. Nathan Bryson, Field Trip’s Chief Scientific Officer, said, “Field Trip Discovery has benefited greatly from our association with the clinics division over the past 2 years to better understand the responsible use and enormous potential of psychedelic drug-assisted psychotherapy to produce durable relief for patients. As Reunion Neuroscience, we feel we bring a unique perspective to the development of the next generation, regulated psychedelic medicines, such as FT-104, a proprietary clinical-stage prodrug designed to produce a short duration experience, and FT-200, a family of molecules with potentially reduced cardiovascular risk profiles.”

Field Trip Health Centers

Throughout the fiscal fourth quarter, the Company continued to implement operational improvements to reduce costs and increase throughput at its Field Trip Health Centers. In addition, the clinics saw an improvement in marketing efficiency and revenue growth as a result of improved marketing and digital client acquisition strategies that have increased conversion of new clients to the clinics. Consequently, Field Trip Health Centers achieved fiscal fourth quarter revenue of $1.72 million, representing an increase of 26.7% over the prior quarter and more than three times higher than the same period of the prior year.

During the quarter, the Company announced the opening of its Vancouver, BC and Washington, DC locations. Coming out of the strategic review, and with the increased emphasis on client acquisition through its digital platforms, Trip and Field Trip at Home™, as well as ongoing efficiency improvements of its in-center offerings, Field Trip has deferred the opening of additional new clinics.

Subsequent to quarter end, Field Trip launched its Field Trip at Home™ Powered by Nue Life platform, which provides ketamine treatments from the comfort of a person’s home, providing an alternative to in-clinic care. Through this arrangement, Field Trip offers increased accessibility and convenience for those interested in pursuing the powerful treatment outcomes of ketamine therapy outside of a clinic setting through Nue Life’s at-home and telehealth offerings.

Ronan Levy, Field Trip’s Co-founder and Executive Chairman, commented, “Our Field Trip Health centers have played an important role in enabling access to ketamine and psilocybin assisted treatments that have helped change the lives of those living with depression, anxiety and other mental health conditions. With the future separation of the clinics business, we will be uniquely focused to build upon this strong foundation and direct our efforts into growth in client numbers, while also implementing operational improvements to scale efficiently, continuing the momentum of revenue growth we achieved during the fourth quarter. Furthermore, we will increase our focus on using digital platforms, such as Trip and Field Trip at Home™, to increase our reach. We will work to leverage our existing Field Trip Health Centers to maximize their impact while reducing capital requirements going forward.”

Financial Highlights

For the fiscal fourth quarter ended March 31, 2022, the Company earned patient services revenues of $1,724,102 from its twelve clinics in operation, an increase of $1,197,667 or 228%, over the fourth quarter ended March 31, 2021. The District of Columbia clinic began generating revenues in March 2022.  On a year over year comparative basis, revenue of $526,435 in Q4 2021 was generated from the Toronto, New York, Santa Monica, Chicago and Atlanta clinics. The quarter over quarter revenue increase was in part due to the one additional clinic as compared to the prior quarter.  Revenue for the fiscal year ended March 31, 2022 was $4,860,129, an increase of $3,899,234 or 406% over the prior fiscal year primarily due to twelve operating clinics compared to five in the prior fiscal year.

Net loss for the fiscal fourth quarter of $14,170,285 was primarily due to total operating costs of $14,323,644 as further detailed below. This compares with a net loss of $7,950,590 in the fiscal fourth quarter of 2021. The increase from the prior year primarily reflects the Company’s focus on growing the clinics business and continued investment in its drug development pipeline. Net loss for fiscal year ended March 31, 2022 of $54,691,130 was primarily due to total operating costs of

$57,902,159 and $2,075,004 in interest expense and foreign exchange losses. Net loss for the comparative prior fiscal year was $23,117,607.

Total operating expenses in the fiscal fourth quarter were $14,323,644 and were comprised of the following: general and administration expenses of $7,432,602, patient services expenses of $2,691,335, research and development (R&D) expenses of $2,333,724, depreciation and amortization of $1,124,854, sales and marketing expenses of $434,781 and occupancy costs of $306,798. This compares with total operating costs of $7,752,620 in the fiscal fourth quarter of 2021. The year over year increase in total operating expenses is primarily due to increased general and administrative costs associated with being a public company, higher patient services expense due to larger number of clinics opened as well as higher R&D expenses as the Company progresses on its drug development programs, partially offset by lower sales and marketing and occupancy expenses. Total operating costs for  fiscal year 2022 were $57,902,159 compared with $20,055,929 in fiscal year 2021.

Balance Sheet

As of March 31, 2022 Field Trip had unrestricted cash and cash equivalents and restricted cash of $64,496,653.

Selected Consolidated Financial Information

The following table sets forth selected financial information derived from the Company’s unaudited condensed interim financial statements for the fiscal fourth quarter and audited full year 2022 ended March 31, 2022 prepared in accordance with IAS 34 in a manner consistent with the Company’s annual audited financial statements. The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

FIELD TRIP HEALTH LTD

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	3 months	3 months	Fiscal Year	Fiscal Year
	ended	ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2022	2021	2022	2021
	$	$	$	$
Revenue
Patient services	1,724,102	526,435	4,860,129	960,895
	1,724,102	526,435	4,860,129	960,895
Operating Expenses
General and administration	7,432,602	4,130,894	32,276,757	10,514,029
Occupancy costs	306,798	433,279	1,667,985	897,391
Sales and marketing	434,781	714,223	3,893,426	1,686,941
Research and development	2,333,274	922,894	7,310,688	3,514,258
Depreciation and amortization	1,124,854	539,321	3,603,067	1,394,404
Patient services	2,691,335	1,012,009	9,150,236	2,048,906
	14,323,644	7,752,620	57,902,159	20,055,929
Other Income (Expenses)
Interest income	84,349	38,714	425,904	51,037
Interest expense	(372,290)	(112,928)	(1,096,343)	(303,296)
Other income (expense)	(1,282,802)	(611,158)	(978,661)	(1,600,172)
Reverse takeover listing expense	—	(39,033)	—	(2,170,142)
Net Loss	(14,170,285)	(7,950,590)	(54,691,130)	(23,117,607)

Net Loss per Share - Basic and Diluted	(0.25)	(0.18)	(0.95)	(0.70)

Conference Call

The Company will conduct a conference call and webcast to discuss these results on Thursday, June 30, 2022 at 8:30 a.m. ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13730739. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health Investor Relations website here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 p.m. ET on Thursday, July 7, 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13730739. The webcast will be archived and available in the Events and Presentations section of the Field Trip Health Investor Relations website approximately one hour after the conclusion of the live call.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we seek to help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth.

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the timing, completion and potential outcomes of the Spinout Transaction, the funds available to Field Trip and the use of such funds, the ability of Field Trip to operate its clinics, the construction and commencement of construction of additional clinics, the development, patentability and viability of FT-104 and the FT-200 Group, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials for FT-104 and molecules within the FT-200 Group, the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial and the ability of Field Trip to generate patient member growth,  interest in the training program, interest in the various treatment programs by therapists and patients, the ability of management to sustain and continue optimization of its clinical operations, the timing and results of its research and development programs, approval of phase 1 human trials, if any, the risk that future clinical studies may not proceed as expected or may produce unfavorable results, the opening of additional clinics, the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Investor contacts:
Kathleen Heaney / Sophia Bashford
KCSA Strategic Communications
fieldtripIR@kcsa.com

Media contacts:
Rachel Moskowitz
Autumn Communications
202-276-7881
press@fieldtriphealth.com

SOURCE Field Trip Health Ltd.